Via EDGAR

August 15, 2007

United States Securities and Exchange Commission

Washington, DC 20549

Attention: Jim B. Rosenberg

Senior Assistant Chief Accountant

Re:	Biovest International, Inc.

Form 10-KSB for the Fiscal Year Ended September 30, 2006

Form 10-Q for the Quarterly Period Ended December 31, 2006

File No. 000-11480

Dear Mr. Rosenberg:

Biovest International, Inc. (“Biovest”, or the “Company”) has received your correspondence dated July 27, 2007 regarding the responsive comments of the staff (the “Staff”) of the Division of Corporate Finance of the Securities and Exchange Commission (the “Commission”) to Biovest’s correspondence dated April 16, 2007 in response to the Staff’s previous comments regarding the above-referenced Form 10-KSB and Form 10-Q of the Company (the “Comment Letter”).

In our correspondence dated August 8, 2007, we had indicated our intent to respond to your July 27, 2007 comments on August 15, 2007. As a result of our staff’s concentrated effort to timely file our Form 10-Q on August 14, 2007, we are unable to completely respond to the Comment Letter at this time despite diligent efforts, and anticipate being able to provide responses on or before August 20, 2007. Our goal, both at this time and in our previous responses (as well as in our initial reporting), is and has been to report these transactions accurately and precisely, and further review with our internal and external legal and accounting resources is required to ensure that this goal is met.

We appreciate the Staff’s comments. We anticipate providing responses to the comments in the timeframe referenced above. If you or the Staff should have any further comments or questions, please contact our Director of Legal Affairs, David Moser at (813) 864-2554, or our outside counsel, Barry Grossman, Esq. at (212) 370-1300.

Sincerely,

By:	/s/ James A. McNulty
Name:	James A. McNulty
Title:	Chief Financial Officer

324 S Hyde Park Avenue Suite 350 Tampa, Florida 33606

www.biovest.com tel: 813 864 2554 fax: 813 258 6912